CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of April, 2003                      Commission File Number 1-12090


                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)



                           Constituyentes 1154, Piso 7
                          Col. Lomas Altas, Mexico D.F.
                                     11954
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  X  Form 40-F
                       ---           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Grupo Radio Centro, S.A. de C.V.
                                         (Registrant)


Date:      April 28, 2003                By:  /s/ Pedro Beltran Nasr
                                             -----------------------------------
                                             Name:  Pedro Beltran Nasr
                                             Title:   Chief Financial Officer